Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of December 3, 2010, by and among General Electric Company, a New York corporation (“Parent”), Crane Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of Parent (the “Purchaser”), and Clarient, Inc., a Delaware corporation (the “Company”).

WHEREAS, Parent, Purchaser and the Company are parties to that certain Agreement and Plan of Merger dated as of October 22, 2010 (the “Agreement”), providing for the acquisition of the Company by Parent through a tender offer and subsequent merger; and

WHEREAS, the parties desire to amend the Agreement as provided in this Amendment in accordance with Section 7.3 of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment, and intending to be legally bound, Parent, Purchaser and the Company hereby agree as follows:

1.    Section 1.1(d) of the Agreement shall be amended and restated in its entirety as set forth below:

“Unless extended in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on December 16, 2010 (the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended in accordance with this Agreement, the date on which the Offer has been so extended (the Initial Expiration Date, or such later date to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).”

2.    Ratification of Agreement. Except as expressly provided in this Amendment, all of the terms, covenants, and other provisions of the Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. From and after the date hereof, all references to the Agreement shall refer to the Agreement as amended by this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Agreement.

3.    Governing law. This Amendment, and all disputes between the parties under or related to this Amendment or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

4.    Counterparts. This Amendment may be executed in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

GENERAL ELECTRIC COMPANY

By:	/s/ Michael A. Jones
Name:	Michael A. Jones
Title:	Vice President, Business Development GE Healthcare

CRANE MERGER SUB, INC.

By:	/s/ Michael A. Jones
Name:	Michael A. Jones
Title:	President

CLARIENT, INC.

By:	/s/ Ronald A. Andrews
Name:	Ronald A. Andrews
Title:	Chief Executive Officer and Vice Chairman

Signature Page to Amendment to Agreement and Plan of Merger